September 18, 2018

Frank P. Marino
Vice President and Chief Financial Officer
Tucson Electric Power Company
88 E. Broadway Boulevard
Tucson, Arizona, 85701

       Re: Tucson Electric Power Company
           Registration Statement on Form S-1
           Filed September 14, 2018
           File No. 333-227356

Dear Mr. Marino:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products